UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


In the Matter of                                               CERTIFICATE
Exelon Corporation                                                  OF
File No. 70-9693                                               NOTIFICATION

Public Utility Holding Company Act of 1935 (PUHCA)

         Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Financing U-1") and the Securities and Exchange Commission's merger, financing and investment orders. This certificate reports activity in File No. 70-9693 for the period October 1, 2002 through December 31, 2002. Any capitalized terms used herein but not defined herein have the respective meanings given in the Financing U-1 or the Commission's Orders.

See Exhibit A for Glossary of Defined Terms

1. Order - A computation in accordance with rule 53(a) setting forth Exelon's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Authority.

       Rule 53(a) provides that a registered holding company's aggregate investment in EWGs and FUCOs may not exceed 50% of its retained earnings. Exelon was granted partial relief from this rule pursuant to the December 8, 2000 Order, which provides for a Modified Rule 53 Test applicable to Exelon's investments in EWGs and FUCOs of $4,000 million. At December 31, 2002, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $2,076 million, and accordingly, at December 31, 2002, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $1,924 million. At December 31, 2002, Exelon's "consolidated retained earnings" (as defined in rule 53(a) under PUHCA) was $1,592 million.

2. Order - A breakdown showing Exelon's aggregate investment in each EWG or FUCO counting against the Requested EWG/FUCO Authority.

       Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, certain information concerning the aggregate investment by EWG/FUCO Project.

3. Order - Identification of any new EWG or FUCO counting against the requested EWG/FUCO Authority in which Exelon has invested or committed to invest during the quarter.

       In the fourth quarter of 2002, Exelon did not commit to invest in any new EWGs or FUCOs that would count against the Modified Rule 53 Test. On June 26, 2002, Genco signed an agreement to acquire Sithe New England Holdings (now doing business as the Exelon New England Companies), a subsidiary of Sithe Energies, Inc., see Certification of Notification, filed for the second quarter of 2002. The transaction closed on November 1, 2002.

4. Order - Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Exelon.

       Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, total earnings growth by EWG and FUCO project in the fourth quarter, 2002.

5. Order - A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of that quarter.

       Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, net income and revenues of Exelon's EWG and FUCO Projects for the twelve months ending December 31, 2002.

6. Order - Consolidated capitalization ratios of Exelon, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs.

       At December 31, 2002, Exelon's consolidated capitalization ratio was: debt 65%, common equity 32%, and preferred securities of subsidiaries of 3%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

7.     Order - A table  showing,  as of the end of the  quarter,  the dollar and
       percentage   components   of  the  capital   structure  of  Exelon  on  a
       consolidated basis and of each Utility Subsidiary.

       Capital Structure of Exelon and its utility subsidiaries as of December 31, 2002 are as follows (in millions, except percentage data):

                           Exelon     PECO      ComEd     Genco    PEPCO      SPCO    SECO     ComEd
                                                                                               Indiana
    Debt1

    Amount                 $15,744    $5,840    $6,037    $3,000

    Percentage             65%        87%       50%       51%

    Common Equity

    Amount                 $7,742     $761      $5,758    $2,899   $136       $127    $(7)     $12

    Percentage             32%        11%       47%       49%      100%       100%    100%     100%

    Preferred
    Securities of
    Subsidiaries

    Amount                 $595       $128      $330

    Percentage             3%         2%        3%


--------
    1 See definition under Item 6.


8. Order - The market-to-book ratio of Exelon's common stock.

       At December 31, 2002, the market-to-book ratio of Exelon's common stock was 2.22 to 1.

9. Order - The sale of any common stock or preferred securities by Exelon and the purchase price per share and the market price per share at the date of the agreement of sale.

       During the fourth quarter of 2002, 338,961 shares of common stock were issued under various employee stock purchase and compensation plans with a price range of $43.91 to $53.00 per share. The average price for the period was $49.59 per share.

10. Order - The total number of shares of Exelon common stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.

       Exelon granted 24,400 stock options in the fourth quarter of 2002 at an exercise price of $48.80 per share.

11. Order - If Exelon common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

       Exelon did not transfer any common stock to a seller of securities of a company being acquired during the fourth quarter of 2002.

12. Order - If a guarantee is issued by Exelon, Genco or a Subsidiary where such guaranty is not exempt under Rule 52 during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.


             Name of Sub / Purpose                   Amount              Term
             ---------------------                   ------              ----
       Exelon Generation                           $40,600,000        12 months
        - Energy trading, equity
       guarantee
       Enterprises                                 $97,200,000        12 months
        - Surety bonds, energy
           contracts, letters of credit


13. Order - The amount and terms of any Exelon indebtedness issued during the quarter.

       Overnight commercial paper issued through Chase Manhattan Bank on behalf of Exelon during the quarter. Daily balances ranged from $308 million to $782.6 million at an average interest rate of 1.70%.

14. Order - The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter.

       A. Overnight commercial paper issued through Bank One on behalf of PECO during the fourth quarter. Daily balances ranged from $60 to $375 million at an average interest rate of 1.51%.

       B. Overnight commercial paper issued through Bank One on behalf of ComEd during the fourth quarter. Daily balances ranged from $146 to $ -0- million at an average interest rate of 1.71%.

       C. Contributions to and Loans from the Utility Money Pool: The activity below reflects a contribution to the money pool by ComEd of Indiana and a loan to ComEd.

                            Exelon Utility Money Pool
            For the Period October 31, 2002 through December 31, 2002

Activity for the quarter - ComEd of Indiana invested surplus funds in the Utility Money Pool during the fourth quarter of 2001 and the first quarter of 2002 and ComEd borrowed such funds. The activity below reflects the interest expense charged ComEd and the interest income earned by ComEd of Indiana during the fourth quarter of 2002. Interest is based on J.P. Morgan's money market account.

                                                                       ComEd               ComEd of Indiana
                     Daily               Applied                  Interest Expense           Interest Income
    Date            Balance           Interest Rate                    Accrual                   Accrual
      10/1/02  $   20,500,000             1.70%                         $968.06                   $968.06
      10/2/02      20,500,000             1.69%                          962.36                    962.36
      10/3/02      20,500,000             1.68%                          956.67                    956.67
      10/4/02      20,500,000             1.68%                          956.67                    956.67
      10/5/02      20,500,000             1.68%                          956.67                    956.67
      10/6/02      20,500,000             1.68%                          956.67                    956.67
      10/7/02      20,500,000             1.67%                          950.97                    950.97
      10/8/02      20,500,000             1.67%                          950.97                    950.97
      10/9/02      20,500,000             1.68%                          956.67                    956.67
     10/10/02      20,500,000             1.68%                          956.67                    956.67
     10/11/02      20,500,000             1.67%                          950.97                    950.97
     10/12/02      20,500,000             1.67%                          950.97                    950.97
     10/13/02      20,500,000             1.67%                          950.97                    950.97
     10/14/02      20,500,000             1.67%                          950.97                    950.97
     10/15/02      20,500,000             1.69%                          962.36                    962.36
     10/16/02      20,500,000             1.68%                          956.67                    956.67
     10/17/02      20,500,000             1.67%                          950.97                    950.97
     10/18/02      20,500,000             1.67%                          950.97                    950.97
     10/19/02      20,500,000             1.67%                          950.97                    950.97
     10/20/02      20,500,000             1.67%                          950.97                    950.97
     10/21/02      20,500,000             1.66%                          945.28                    945.28
     10/22/02      20,500,000             1.67%                          950.97                    950.97
     10/23/02      20,500,000             1.67%                          950.97                    950.97
     10/24/02      20,500,000             1.67%                          950.97                    950.97
     10/25/02      20,500,000             1.68%                          956.67                    956.67
     10/26/02      20,500,000             1.68%                          956.67                    956.67
     10/27/02      20,500,000             1.68%                          956.67                    956.67
     10/28/02      20,500,000             1.68%                          956.67                    956.67
     10/29/02      20,500,000             1.68%                          956.67                    956.67
     10/30/02      20,500,000             1.69%                          962.36                    962.36
     10/31/02      20,500,000             1.68%                          956.67                    956.67
                                       --------                   -------------             -------------


Total                                                             $   29,599.72             $   29,599.72
                                                                  =============             =============




      11/1/02  $   20,500,000             1.68%                         $956.67                   $956.67
      11/2/02      20,500,000             1.68%                          956.67                    956.67
      11/3/02      20,500,000             1.68%                          956.67                    956.67
      11/4/02      20,500,000             1.67%                          950.97                    950.97
      11/5/02      20,500,000             1.65%                          939.58                    939.58
      11/6/02      20,500,000             1.65%                          939.58                    939.58
      11/7/02      20,500,000             1.63%                          928.19                    928.19
      11/8/02      20,500,000             1.56%                          888.33                    888.33
      11/9/02      20,500,000             1.56%                          888.33                    888.33
     11/10/02      20,500,000             1.56%                          888.33                    888.33
     11/11/02      20,500,000             1.56%                          888.33                    888.33
     11/12/02      20,500,000             1.53%                          871.25                    871.25
     11/13/02      20,500,000             1.48%                          842.78                    842.78
     11/14/02      20,500,000             1.45%                          825.69                    825.69
     11/15/02      20,500,000             1.43%                          814.31                    814.31
     11/16/02      20,500,000             1.43%                          814.31                    814.31
     11/17/02      20,500,000             1.43%                          814.31                    814.31
     11/18/02      20,500,000             1.46%                          831.39                    831.39
     11/19/02      20,500,000             1.45%                          825.69                    825.69
     11/20/02      20,500,000             1.42%                          808.61                    808.61
     11/21/02      20,500,000             1.41%                          802.92                    802.92
     11/22/02      20,500,000             1.40%                          797.22                    797.22
     11/23/02      20,500,000             1.40%                          797.22                    797.22
     11/24/02      20,500,000             1.40%                          797.22                    797.22
     11/25/02      20,500,000             1.41%                          802.92                    802.92
     11/26/02      20,500,000             1.41%                          802.92                    802.92
     11/27/02      20,500,000             1.40%                          797.22                    797.22
     11/28/02      20,500,000             1.40%                          797.22                    797.22
     11/29/02      20,500,000             1.40%                          797.22                    797.22
     11/30/02      20,500,000             1.40%                          797.22                    797.22
                                       --------                   -------------             -------------

Total                                                              $  25,619.31               $ 25,619.31
                                                                   ============               ===========




      12/1/02  $   20,500,000             1.40                          $797.22                   $797.22
      12/2/02      20,500,000             1.38                           785.83                    785.83
      12/3/02      20,500,000             1.36                           774.44                    774.44
      12/4/02      20,500,000             1.35                           768.75                    768.75
      12/5/02      20,500,000             1.34                           763.06                    763.06
      12/6/02      20,500,000             1.34                           763.06                    763.06
      12/7/02      20,500,000             1.34                           763.06                    763.06
      12/8/02      20,500,000             1.34                           763.06                    763.06
      12/9/02      20,500,000             1.33                           757.36                    757.36
     12/10/02      20,500,000             1.32                           751.67                    751.67
     12/11/02      20,500,000             1.32                           751.67                    751.67
     12/12/02      20,500,000             1.33                           757.36                    757.36
     12/13/02      20,500,000             1.33                           757.36                    757.36
     12/14/02      20,500,000             1.33                           757.36                    757.36
     12/15/02      20,500,000             1.33                           757.36                    757.36
     12/16/02      20,500,000             1.33                           757.36                    757.36
     12/17/02      20,500,000             1.35                           768.75                    768.75
     12/18/02      20,500,000             1.34                           763.06                    763.06
     12/19/02      20,500,000             1.33                           757.36                    757.36
     12/20/02      20,500,000             1.33                           757.36                    757.36
     12/21/02      20,500,000             1.33                           757.36                    757.36
     12/22/02      20,500,000             1.33                           757.36                    757.36
     12/23/02      20,500,000             1.33                           757.36                    757.36
     12/24/02      20,500,000             1.33                           757.36                    757.36
     12/25/02      20,500,000             1.33                           757.36                    757.36
     12/26/02      20,500,000             1.33                           757.36                    757.36
     12/27/02      20,500,000             1.33                           757.36                    757.36
     12/28/02      20,500,000             1.33                           757.36                    757.36
     12/29/02      20,500,000             1.33                           757.36                    757.36
     12/30/02      20,500,000             1.32                           751.67                    751.67
     12/31/02      20,500,000             1.32                           751.67                    751.67
                                       --------                   -------------             -------------

Total                                                             $   23,592.08             $   23,592.08
                                                                  =============             =============

15. Order - The amount and terms of any financings consummated by any Nonutility Subsidiary that is not exempt under rule 52.

       None.

16. Order - All of the information that would have been provided on a Form U-6B-2 with respect to each security issuance subject thereto that occurred during the applicable quarter.

           See Exhibit B.

17. Order - Future registration statements filed under the Securities Act of 1933 with respect to securities described in the Rule 24 certificate will be filed or incorporated by reference as exhibits to the Rule 24 Certificate.

       None.

18. Order - Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Exelon, that has engaged in jurisdictional financing transactions during the quarter.

       See combined form 10K for Exelon Corporation, ComEd, Genco and PECO filed on March 21, 2003.

19. Order - A retained earnings analysis of Exelon on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

       The consolidated retained earnings analyses of Exelon, ComEd, PECO, Genco, PECO Energy Power Company, Susquehanna Power Company, Susquehanna Electric Company and ComEd of Indiana are attached as Exhibit C.

20. Order - The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

       In December 2002, ComEd entered into a 10-year forward starting swap with BNP Paribas. The swap carries a notional amount of $80 million and hedges a portion of the Company's future interest rate exposure associated with its anticipated issuance of $400 million in long-term debt during the second quarter of 2003. This swap has been designated as a cash flow hedge in the attempt to minimize the variability of the future interest expense associated with changes in the 3 month LIBOR rate.


21. Order - The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

        None.

22 Order - Provide a copy of the consolidated balance sheet and income statement for Ventures, Genco and Enterprises.

       Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a consolidated balance sheet and income statement for Ventures and Enterprises. See combined form 10K for Genco filed on March 21, 2003.


23. Order - A narrative description of Development Activities and amount expended on Development Activities during the quarter just ended.

       Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a description of Development Activities and amount expended on Development Activities during the quarter just ended.

24. Order - A narrative description of each investment made during the quarter just ended including:

       On June 26, 2002, Genco signed an agreement to acquire Sithe New England Holdings (now doing business as the Exelon New England Companies), a subsidiary of Sithe Energies, Inc., see Certification of Notification, second quarter of 2002. The transaction closed on November 1, 2003. The aggregate investment in these companies is approximately $768 million, which includes a note for $534 million.

       a. Name of the company and its immediate parent. Exelon Generation Company, LLC

       b. Method of investment (e.g., (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries). A $534 million note was issued to acquire these companies.

       c. Type of company and/or its business (e.g., EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy Related Subsidiary, Intermediate Subsidiary, Financing Subsidiary). Primarily EWG, 90%, the balance Rule 58 companies.

       d. With respect to Non-U.S. Energy Related Subsidiaries, the business engaged in and the locations (countries) where it does business. Not applicable.

25. Order - With respect to reorganizations during the quarter, a narrative description of the reorganization together with specifics as to the assets or securities transferred, the method of transfer and the price or other consideration for the transfer, and the names of the companies involved in the transfer.

             There were no reorganizations during the quarter.

26.    Order - A chart  showing,  as of the end of  such  quarterly  period  and reflecting any reorganization accomplished during the quarter, all associated companies of Exelon, in addition to Ventures, that are Non-Utility Subsidiaries and identifying each as an EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy Related Subsidiary, Intermediate Subsidiary or Financing Subsidiary, as applicable, and indicating Exelon's percentage equity ownership in each such entity.

Exelon Corporation Subsidiaries and Investments
As of December 31, 2002

                                                                Common
                                                                Shares        Parent      Type of Business
  Tier   Company name                                           Owned      Voting Power    And Authority
Exelon Corporation                                                                      Public Utility
                                                                                        Holding Company
    1    Exelon Business Services Company                      100% Member   100.00%    Subsidiary Service
                                                                  Interest              Company
    1    Unicom Resources, Inc.                                        100   100.00%    Inactive
    1    Unicom Assurance Company, Ltd. *                     100% General   100.00%    Approved in Merger
                                                               Partnership              Order (Captive
                                                                  Interest              Insurance Company)
    1    Exelon Ventures Company, LLC                          100% Member   100.00%    Public Utility
                                                                  Interest              Holding Company
                                                                                        First Tier
    2      Exelon Generation Company, LLC                      100% Member   100.00%    Public Utility
                                                                  Interest              Holding Company
                                                                                        Second Tier and
                                                                                        Utility Company
    3         Exelon Generation Finance Company, LLC           100% Member   100.00%    Approved in
                                                                  Interest              Financing Order
                                                                                        (Financing)
    3         Penesco Company, LLC                             100% Member   100.00%    Rule 58
                                                                  Interest
    3         Port City Power, LLC                             100% Member   100.00%    Approved in
                                                                  Interest              Investment Order
                                                                                        (Development Company)
    3         Southeast Chicago Energy Project, LLC            100% Member    71.00%    EWG
                                                                  Interest
    3         Concomber Ltd                                   100% General   100.00%    Approved in Merger
                                                               Partnership              Order (Captive
                                                                  Interest              Insurance Company)
    3         Cenesco Company, LLC                             100% Member   100.00%    Rule 58
                                                                  Interest
    3         Exelon Allowance Management Company, LLC         100% Member   100.00%    Rule 58
                                                                  Interest





    3         Susquehanna Electric Company                                   100.00%    Utility Company
                                                                     1,000
    3         Exelon Power Holdings, LP                        85% Limited    85.00%    Intermediate
                                                               Partnership              Subsidiary
                                                                  Interest
                                               Parent /Owner              Genco
                                                               14% Limited    14.00%
                                                               Partnership
                                                                  Interest
                                               Parent /Owner              Peaker Dev.
                                                                          Gen.
                                                                1% Limited 1.00%
                                                               Partnership
                                                                  Interest
                                               Parent /Owner              Ventures
    4         Keystone Fuels, LLC                            20.99% Member    20.99%    Rule 58
                                                                  Interest
              Conemaugh Fuels,  LLC                                20.72 %    20.72%    Rule 58
                                                                    Member
                                                                  Interest
    4           Exelon (Fossil) Holdings, Inc.                               100.00%    Rule 58
    5             Sithe Energies, Inc.                                        49.90%    Combo EWG and  Rule
                                                                                        58
    3         AmerGen Energy Company, LLC                          50.00 %    50.00%    EWG
                                                                    Member
                                                                  Interest
    4           AmerGen Vermont, LLC*                          100% Member   100.00%    EWG - Inactive
                                                                  Interest
    4           AmerGen Consolidation, LLC                     100% Member   100.00%    Rule 58
                                                                  Interest
    4           AmerGen TMI NQF, LLC                           100% Member   100.00%    Rule 58
                                                                  Interest
    4           AmerGen Oyster Creek NQF, LLC                  100% Member   100.00%    Rule 58
                                                                  Interest
    4           AmerGen Clinton NQF, LLC                       100% Member   100.00%    Rule 58
                                                                  Interest
    3         PECO Energy Power Company                                      100.00%    Electric Utility
                                                                   984,000              Company and Public
                                                                                        Utility  Holding
                                                                                        Company
    4           Susquehanna Power Company                                    100.00%    Electric Utility
                                                                 1,273,000              Company
    5             The Proprietors of the Susquehanna Canal*                  100.00%    Inactive
    3         Exelon Generation International, Inc. *                        100.00%    Intermediate
                                                                                        Subsidiary
    4           Exelon Generation Canada Corporation *                       100.00%    Intermediate
                                                                                        Subsidiary
    3         Exelon Peaker Development General, LLC           100% Member   100.00%    Rule 58
                                                                  Interest
    3         Exelon Peaker Development Limited, LLC           100% Member   100.00%    Rule 58
                                                                  Interest
    4           ExTex LaPorte Limited Partnership                      99%    99.00%    EWG
                                                               Partnership
                                                                  Interest
                                               Parent /Owner              Peaker Ltd.
                                                                        1%    1.00%
                                                               Partnership
                                                                  Interest
                                               Parent /Owner              Peaker Gen.





    3         ExTex Marketing, LLC                             100% Member   100.00%    Rule 58
                                                                  Interest
    4           ExTex Power, LP                                        99%    99.00%    Rule 58
                                                               Partnership
                                                                  Interest
                                                                        1%    1.00%
                                                               Partnership
                                                                  Interest
                                               Parent /Owner              Genco
    3         Exelon AOG Holding # 1, Inc.                                   100.00%    Intermediate Company
    3         Exelon AOG Holding # 2, Inc.                                   100.00%    Intermediate Company
    4           Exelon New England Power Marketing, LP                 99%    99.00%    Rule 58
                                                               Partnership
                                                                  Interest
                                                                        1%    1.00%
                                                               Partnership
                                                                  Interest
                                               Parent /Owner              AOG # 1, GP
    3         Exelon New England Holdings, LLC                 100% Member   100.00%    Intermediate Company
                                                                  Interest
    4           Exelon New England Power Services, Inc.                      100.00%    Rule 58
    4            xelon New England Development, LLC            100% Member   100.00%    Development Company
                E                                                 Interest
    4            xelon Wyman, LLC                              100% Member   100.00%    EWG
                E                                                 Interest
    4            xelon Edgar, LLC*                             100% Member   100.00%    EWG
                E                                                 Interest
    4           Exelon Framingham, LLC                         100% Member   100.00%    EWG
                                                                  Interest
    4           Exelon Framingham Development, LLC*            100% Member   100.00%    Development Company
                                                                  Interest
    4           Exelon West Medway, LLC                        100% Member   100.00%    EWG
                                                                  Interest
    4           Exelon West Medway Expansion, LLC              100% Member   100.00%    Development Company
                                                                  Interest
    4           Exelon West Medway Development, LLC            100% Member   100.00%    Development Company
                                                                  Interest
    4           Exelon Boston Power Services, LLC              100% Member   100.00%    Development Company
                                                                  Interest
    4           Exelon New Boston, LLC                         100% Member   100.00%    EWG
                                                                  Interest
    4           Exelon Hamilton, LLC*                          100% Member   100.00%    Rule 58
                                                                  Interest
    4           Exelon Boston Generating, LLC                  100% Member   100.00%    Intermediate Company
                                                                  Interest
    5             Exelon Mystic, LLC                           100% Member   100.00%    EWG
                                                                  Interest
    5             Exelon Mystic Development, LLC               100% Member   100.00%    EWG
                                                                  Interest
    5             Exelon ForeRiver Development, LLC            100% Member   100.00%    EWG
                                                                  Interest
    3         Exelon PowerLabs, LLC                            100% Member   100.00%    Rule 58
                                                                  Interest
    2      Exelon Enterprises Company, LLC                     100% Member   100.00%    Non-Utility Holding
                                                                  Interest              Company Second Tier
    3         Exelon Energy Company                                    100   100.00%    Rule 58
    4           AllEnergy Gas & Electric Marketing Company,    100% Member   100.00%    Rule 58
                LLC                                               Interest
    5             Texas Ohio Gas, Inc.                                 100   100.00%    Rule 58
    3         Exelon Enterprises Management, Inc.                            100.00%    Approved in Merger
                                                                                        Order (investments
                                                                                        in Rule 58 and
                                                                                        Telecommunications)
    4           Exelon Capital Partners, Inc.                                100.00%    Approved in Merger
                                                                                        Order (investments
                                                                                        in Rule 58 and
                                                                                        Telecommunications)
    5             ECP Telecommunications Holdings, LLC         100% Member   100.00%    ETC
                                                                  Interest
    6               NEON Communications, Inc.                                 10.00%    Approved in Merger
                                                                                        Order (Investment)
    6               SoftComp, Inc (PermitsNow)                                16.00%    Inactive
    6               OmniChoice.com, Inc.                                      30.00%    Inactive




    6               Everest Broadband Networks                                15.00%    ETC
    6               Energy Trading Company                                   100.00%    Held by ETC
    5             Exelon Enterprises Investments, Inc.                 100   100.00%    Approved in Merger
                                                                                        Order (investments
                                                                                        in Rule 58 and
                                                                                        telecommunications)
    6               EEI Telecommunications Holdings, LLC       100% Member   100.00%    ETC
                                                                  Interest
    7         Exelon Communications Holdings, LLC              100% Member   100.00%    ETC
                                                                  Interest
    8           PHT Holdings, LLC                              100% Member   100.00%    Held by ETC
                                                                  Interest
    9             PECO Hyperion Telecommunications                     49%    49.00%    Held by ETC
                                                               Partnership
                                                                  Interest
                                                                        1%    1.00%
                                                               Partnership
                                                                  Interest
                                               Parent /Owner              PECO
    8           Exelon Communications Company, LLC             100% Member   100.00%    Held by ETC
                                                                  Interest
    4           CIC Global, LLC                                100% Member    50.00%    Held by ETC
                                                                  Interest
    4           Unigrid Energy, LLC                            100% Member    50.00%    Inactive
                                                                  Interest
    5             Kinetic Venture Fund I                                      22.22%    Merger U-1 Amendment
                                                                                        # 5 (Reserved
                                                                                        Jurisdiction)
    5             Kinetic Venture Fund II                                     14.30%    Merger U-1 Amendment
                                                                                        # 5 (Reserved
                                                                                        Jurisdiction)
    3         InfraSource, Inc.                                               94.50%    Rule 58
    4           Trinity Industries, Inc.                               100   100.00%    Rule 58
    4           InfraSource Corporate Services, Inc.                   100   100.00%    Rule 58
    4           Chowns Communications, Inc.                            100   100.00%    Rule 58
    4           VSI Group, Inc.                                        100   100.00%    Rule 58
    5              GW Meter Services, LLC                      100% Member   100.00%    Rule 58
                  E                                               Interest
    4           Blair Park Services, Inc.                              100   100.00%    Rule 58
    4           Infrasource Integrated Services, Inc.                  100   100.00%    Rule 58
    5             EIS Engineering, Inc.                                100   100.00%    Rule 58
    6               InfraSource F.S. LLC                       100% Member   100.00%    Rule 58
                                                                  Interest
    6               InfraSource E.S. LLC                       100% Member   100.00%    Rule 58
                                                                  Interest
    4           Electric Services, Inc.                                100   100.00%    Rule 58
    4           Syracuse Merit Electric, Inc.                          100   100.00%    Rule 58
    4           M.J. Electric, Inc.                                    100   100.00%    Rule 58
    4           Fischbach and Moore Electric, Inc.                     100   100.00%    Rule 58
    4           NEWCOTRA, Inc.*                                        100   100.00%    Rule 58
    5             Fischbach and Moore, Inc.                            100   100.00%    Rule 58
    6               Fischbach and Moore Electric                       100   100.00%    Rule 58
                    Contracting, Inc.*
    6               T.H. Green Electric Co., Inc.*                     100   100.00%    Rule 58
    4           Sunesys, Inc.                                          100   100.00%    Rule 58
    5             Sunesys of Virginia, Inc.                            100   100.00%    Rule 58
    4           MRM Technical Group, Inc.                              100   100.00%    Rule 58
    5              nfraSource Underground Construction, LLC    100% Member   100.00%    Rule 58
                  I                                               Interest
    5             Aconite Corporation                                  100   100.00%    Rule 58
    5             Gas Distribution Contractors,                        100   100.00%    Rule 58
                  Inc.
    5             Mid-Atlantic Pipeliners, Inc.                        100   100.00%    Rule 58
    5             Mueller Distribution Contractors, Inc.               100   100.00%    Rule 58
    5             Mueller Pipeliners, Inc.                             100   100.00%    Rule 58
    5             Mechanical Specialties Incorporated                  100   100.00%    Rule 58
    5             Rand-Bright Corporation                              100   100.00%    Rule 58
    4           Dashiell Holdings Corporation                          100   100.00%    Rule 58
    5             Dashiell                                             100   100.00%    Rule 58
                  Corporation
    6               Dacon Corporation                                  100   100.00%    Rule 58
    4           OSP Consultants, Inc.                                  100   100.00%    Rule 58




    5             International Communications Services,               100   100.00%    Rule 58
                  Inc.*
    5             OSP, Inc.                                            100   100.00%    Rule 58
    5             OSP Telecom, Inc.*                                   100   100.00%    Rule 58
    5             OSP Telcomm de Mexico, S.A. de C.V.*                 100   100.00%    Rule 58
    5             Utility Locate & Mapping Services, Inc.*             100   100.00%    Rule 58
    5             RJE Telecom, Inc.                                    100   100.00%    Rule 58
    5             Universal Network Development Corp.                  100    49.00%    Rule 58
    4           EIS Investments, LLC*                          100% Member   100.00%    Rule 58
                                                                  Interest
    5             WCB Services, LLC                          49.00% Member    49.00%    Rule 58
                                                                  Interest
    3         Exelon Services, Inc.                                    100   100.00%    Rule 58
    4           Exelon Services Federal Group, Inc.                    100   100.00%    Rule 58
    3         Unicom Power Holdings, LLC.                      100% Member   100.00%    Rule 58
                                                                  Interest
    3         Unicom Power Marketing, Inc.                             100   100.00%    Rule 58
    3         Adwin Equipment Company                                  100   100.00%    Rule 58
    3         Exelon Thermal Holdings, Inc.                            100   100.00%    Rule 58
    4           ETT North America, Inc.                                 10   100.00%    Rule 58
    5             Northwind Thermal Technologies Canada,                10   100.00%    Merger Order
                  Inc.
                                                                                        Reserved
                                                                                        Jurisdiction
                                                                                        ;
                                                                                        Investment
                                                                                        U-1
                                                                                        in
                                                                                        Docket
                                                                                        70-9691
                                                                                        (Rule
                                                                                        58
                                                                                        operating
                                                                                        outside
                                                                                        the
                                                                                        U.S.)
    6               ETT Canada, Inc.                                    10   100.00%    Merger Order
                                                                                        Reserved
                                                                                        Jurisdiction ;
                                                                                        Investment U-1 in
                                                                                        Docket 70-9691 (Rule
                                                                                        58 operating outside
                                                                                        the U.S.)
    7                 Northwind Windsor                         50% Member    50.00%    Merger Order
                                                                  Interest              Reserved

                                                                                        Jurisdiction
                                                                                        ;
                                                                                        Investment
                                                                                        U-1
                                                                                        in
                                                                                        Docket
                                                                                        70-9691
                                                                                        (Rule
                                                                                        58
                                                                                        operating
                                                                                        outside
                                                                                        the
                                                                                        U.S.)




    4           ETT Nevada, Inc.                                       100   100.00%    Rule 58
    5             Northwind Aladdin, LLC                        75% Member    75.00%    Rule 58
                                                                  Interest
    5             Northwind Las Vegas, LLC                      50% Member    50.00%    Rule 58
                                                                  Interest
    4           Northwind Chicago, LLC                         100% Member   100.00%    Rule 58
                                                                  Interest
    4           Exelon Thermal Development, Inc.                       100   100.00%    Rule 58
    4           ETT Arizona, Inc.                                      100   100.00%    Rule 58
    4           Exelon Thermal Technologies, Inc.                      100   100.00%    Rule 58
    4           ETT Boston, Inc.                                       100   100.00%    Rule 58
    5             Northwind Boston, LLC                         25% Member    25.00%    Rule 58
                                                                  Interest
    4           ETT Houston, Inc.                                      100   100.00%    Rule 58
    4           ETT National Power, Inc.                               100   100.00%    Rule 58
    5             Northwind Midway, LLC                        100% Member   100.00%    Rule 58
                                                                  Interest
    1    Unicom Investment, Inc.                                       100   100.00%    Approved in Merger
                                                                                        Order (Tax
                                                                                        advantaged
                                                                                        transactions)
    2      Scherer Holdings 1, LLC                             100% Member   100.00%    Approved in Merger
                                                                  Interest              Order (Tax
                                                                                        advantaged
                                                                                        transactions)
    2      Scherer Holdings 2, LLC                             100% Member   100.00%    Approved in Merger
                                                                  Interest              Order (Tax
                                                                                        advantaged
                                                                                        transactions)
    2      Scherer Holdings 3, LLC                             100% Member   100.00%    Approved in Merger
                                                                  Interest              Order (Tax
                                                                                        advantaged
                                                                                        transactions)
    2      Spruce Holdings G.P. 2000, LLC                      100% Member   100.00%    Approved in Merger
                                                                  Interest              Order (Tax
                                                                                        advantaged
                                                                                        transactions)
    2      Spruce Holdings L.P. 2000, LLC                      100% Member   100.00%    Approved in Merger
                                                                  Interest              Order (Tax
                                                                                        advantaged
                                                                                        transactions)
    3         Spruce Equity Holdings, L.P.                            100%    99.00%    Approved in Merger
                                                               Partnership              Order (Tax
                                                                  Interest              advantaged
                                                                                        transactions)
                                               Parent /Owner              Spruce LP
                                                                        1%    1.00%
                                                               Partnership
                                                                  Interest
                                               Parent /Owner              Spruce GP




    4           Spruce Holdings Trust                           100% Trust   100.00%    Approved in Merger
                                                                  Interest              Order (Tax
                                                                                        advantaged
                                                                                        transactions)
    2      Wansley Holdings 1, LLC                             100% Member   100.00%    Approved in Merger
                                                                  Interest              Order (Tax
                                                                                        advantaged
                                                                                        transactions)
    2      Wansley Holdings 2, LLC                             100% Member   100.00%    Approved in Merger
                                                                  Interest              Order (Tax
                                                                                        advantaged
                                                                                        transactions)
    1    Exelon Energy Delivery Company, LLC                   100% Member   100.00%    Public Utility
                                                                  Interest              Holding Company
                                                                                        First Tier
    2      PECO Energy                                                       100.00%    Electric and Gas
           Company                                             170,478,507              Utility Company
    3         East Coast Natural Gas Cooperative, LLP         100% Limited    41.12%    Rule 58
                                                               Partnership
                                                                  Interest
    3         Horizon Energy Company*                                        100.00%    Inactive
                                                                     1,000
    3         Adwin Realty Company                                           100.00%    Merger Order
                                                                     1,000              Reserved
                                                                                        Jurisdiction (Real
                                                                                        Estate) (2)
    4           Ambassador II Joint Venture                             NA    50.00%    Merger Order
                                                                                        Reserved
                                                                                        Jurisdiction (Real
                                                                                        Estate) (2)
    4           Bradford Associates                                     NA    50.00%    Merger Order
                                                                                        Reserved
                                                                                        Jurisdiction (Real
                                                                                        Estate) (2)
    4           Franklin Town Towers Associates                         NA    50.00%    Merger Order
                                                                                        Reserved
                                                                                        Jurisdiction (Real
                                                                                        Estate) (2)
    4           Henderson Ambassador Associates                         NA    50.00%    Merger Order
                                                                                        Reserved
                                                                                        Jurisdiction (Real
                                                                                        Estate) (2)
    4           Riverwatch Associates                                   NA    99.00%    Merger Order
                                                                                        Reserved
                                                                                        Jurisdiction (Real
                                                                                        Estate) (2)
    4           Route 724                                               NA    99.00%    Merger Order
                                                                                        Reserved
                                                                                        Jurisdiction (Real
                                                                                        Estate) (2)
    3         PECO Energy Transition Trust                              NA   100.00%    Approved in Merger
                                                                                        Order (Financing)
    3         PECO Energy Capital Corp.                                      100.00%    Approved in Merger
                                                                     1,000              Order (Financing)
    4           PECO Energy Capital Trust II                            NA   100.00%    Approved in Merger
                                                                                        Order (Financing)
    4           PECO Energy Capital Trust III                           NA   100.00%    Approved in Merger
                                                                                        Order (Financing)
    3         ExTel Corporation, LLC                           100% Member   100.00%    Intermediate
                                                                  Interest              Subsidiary
    4           PECO Wireless, LP                                       NA    99.00%    Intermediate
                                                                                        Subsidiary
                                               Parent /Owner              PECO
                                                                              1.00%
                                               Parent /Owner              ExTel




    5             ATNP Finance Company                                 100   100.00%    Approved in Merger
                                                                                        Order (Financing)
    5             PEC Financial Services, LLC                  100% Member   100.00%    Approved in Merger
                                                                  Interest              Order (Financing)
    2      Commonwealth Edison                                                99.90%    Public Utility
           Company                                             127,020,904              Holding Company,
                                                                                        Second Tier;
                                                                                        Electric Utility
                                                                                        Company
    3         Commonwealth Edison Company of Indiana, Inc.                   100.00%    Electric Utility
                                                                 1,108,084              Company
    3         ComEd Financing I                                         NA   100.00%    Approved in Merger
                                                                                        Order (Financing)
    3         ComEd Financing II                                        NA   100.00%    Approved in Merger
                                                                                        Order (Financing)
    3         ComEd Funding, LLC                               100% Member   100.00%    Approved in Merger
                                                                  Interest              Order (Financing)
    4           ComEd Transitional Funding Trust                        NA   100.00%    Approved in Merger
                                                                                        Order (Financing)
    3         Commonwealth Research Corporation                        200   100.00%    Rule 58
    3         Edison Development Company                               741   100.00%    Approved in Merger
                                                                                        Order (economic and
                                                                                        community
                                                                                        development)
    3         Edison Development Canada Inc.                                 100.00%    Merger Order
                                                                    15,158              reserved
                                                                                        jurisdiction;
                                                                                        Investment U-1 in
                                                                                        Docket 70-9691
                                                                                        (economic and
                                                                                        community
                                                                                        development)
    4           Edison Finance Partnership                              NA   100.00%    Merger Order
                                                                                        reserved
                                                                                        jurisdiction;
                                                                                        Investment U-1 in
                                                                                        Docket 70-9691
                                                                                        (Financing)
    1    Boston Financial Institutional Tax Credit Fund X               NA    11.00%    Approved in Merger
                                                                                        Order (tax
                                                                                        advantaged
                                                                                        transactions -
                                                                                        housing)
    1    Boston Financial Institutional Tax Credit Fund XIV             NA    44.00%    Approved in Merger
                                                                                        Order (tax
                                                                                        advantaged
                                                                                        transactions -
                                                                                        housing)
    1    Boston Financial Institutional Tax Credit Fund XIX             NA    14.00%    Approved in Merger
                                                                                        Order (tax
                                                                                        advantaged
                                                                                        transactions -
                                                                                        housing)
    1    Boston Financial Institutional Tax Credit Fund XXI             NA    27.00%    Approved in Merger
                                                                                        Order (tax
                                                                                        advantaged
                                                                                        transactions -
                                                                                        housing)
    1    Related Corporate Partners XII, L.P.                           NA    36.00%    Approved in Merger
                                                                                        Order (tax
                                                                                        advantaged
                                                                                        transactions -
                                                                                        housing)
    1    Related Corporate Partners XIV, L.P.                           NA    16.00%    Approved in Merger
                                                                                        Order (tax
                                                                                        advantaged
                                                                                        transactions -
                                                                                        housing)
    1    Summit Corporate Tax Credit Fund II                            NA    33.00%    Approved in Merger
                                                                                        Order (tax
                                                                                        advantaged
                                                                                        transactions -
                                                                                        housing)
    1    USA Institutional Tax Credit Fund XXII                         NA    30.00%    Approved in Merger
                                                                                        Order (tax
                                                                                        advantaged
                                                                                        transactions -
                                                                                        housing)

* Inactive company

27. Additional information.

     Exelon Generation Company, LLC has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type  of  securities  (draft,   promissory  note):   Intrasystem  financing
     transaction.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $329 million.

4. Rate of interest per annum of each security: Pass thru daily commercial paper bank rates.

5.   Date of issue, renewal or guaranty of each security: Second quarter, 2002.

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Exelon Corporation.

9.   Collateral given with each security: None.

10.  Consideration given for each security: None.

11.  Application of proceeds for each security: Operating funds.

                                S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 27, 2003

                                       EXELON CORPORATION

                                       By: /s/ Matthew F. Hilzinger
                                       Vice President and Corporate Controller

                                    Exhibit A

Glossary of Defined Terms

AmerGen                    AmerGen Energy Company, L.L.C.
ComEd                      Commonwealth Edison Company
ComEd of Indiana           Commonwealth Edison Company of Indiana, Inc.
Exelon                     Exelon Corporation
EWGs                       Exempt wholesale generators
FUCO                       Foreign utility company
ExTex                      ExTex LaPorte Limited Partnership
Genco                      Exelon Generation Company, LLC
PECO                       PECO Energy Company
PEPCO                      PECO Energy Power Company
Power Holdings             Exelon Power Holdings, LP
PETT                       PECO Energy Transition Trust (a subsidiary of PECO)
Sithe                      Sithe Energy, Inc.
Sithe NEH                  Sithe New England Holdings, LLC
Southeast Chicago          Southeast Chicago Energy Project, LLC
SECO                       Susquehanna Electric Company
SPCO                       Susquehanna Power Company

                               Exhibit B - Item 16
A.
ExTex LaPorte, Ltd. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.     Issue, renewal or guaranty: Issue.

3.     Principal amount of each security: $445 million.

4.     Rate of interest per annum of each security: Libor plus 225 basis points.

5.     Date of issue, renewal or guaranty of each security: Second quarter 2002.

6.     If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: Exelon Generation Finance Company, LLC.

9.     Collateral given with each security: None.

10.    Consideration given for each security: None.

11. Application of proceeds for each security: Acquire two generation plants located in the Dallas-Fort Worth metropolitan area from TXU Corporation, see Certificate of Notification, filed for the fourth quarter of 2001.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14.    If the security or securities are exempt from the provisions of section 6
       (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

B.
Exelon Enterprises Company, LLC has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.     Issue, renewal or guaranty: Issue.

3.     Principal amount of each security: $389 million.

4.     Rate of interest per annum of each security: Libor plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: Second and fourth quarters, 2002.

6.     If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: Exelon Enterprises Investments, Inc.

9.     Collateral given with each security: None.

10.    Consideration given for each security: None.

11.    Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14.    If the security or securities are exempt from the provisions of section 6
       (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

C.
Exelon Power Holdings, LP has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.      Issue, renewal or guaranty: Issue.

3.      Principal amount of each security: $699 million.

4.      Rate of interest per annum of each security: Libor plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: Fourth quarter, 2001.

6.      If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: Exelon Generation Company, LLC.

9.      Collateral given with each security: None.

10.     Consideration given for each security: None.

11. Application of proceeds for each security: Refinance the note issued to acquire Sithe, Inc.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14.    If the security or securities are exempt from the provisions of section 6
       (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

D.
Exelon Thermal Holdings, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.      Issue, renewal or guaranty: Issue.

3.      Principal amount of each security: $101 million.

4.      Rate of interest per annum of each security: Libor plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: Second quarter, 2002.

6.      If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: EEI Telecommunications Holdings, LLC.

9.      Collateral given with each security: None.

10.     Consideration given for each security: None.

11.     Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14.    If the security or securities are exempt from the provisions of section 6
       (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

E.
Exelon Services, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.      Issue, renewal or guaranty: Issue.

3.      Principal amount of each security: $70 million and $20 million.

4. Rate of interest per annum of each security: 6% on $70 million long term and LIBOR plus 50 basis points on $20 million.

5. Date of issue, renewal or guaranty of each security: Second quarter, 2002.

6.      If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): $70 million matures in 2012. $20 million revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: EEI Telecommunications Holdings, LLC.

9.      Collateral given with each security: None.

10.     Consideration given for each security: None.

11.     Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14. If the security or securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

F.
Exelon Enterprises Management, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.      Issue, renewal or guaranty: Issue.

3.      Principal amount of each security: $47 million.

4.      Rate of interest per annum of each security: Libor plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: Fourth quarter, 2002.

6.      If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: Exelon Enterprises Company, LLC.

9.      Collateral given with each security: None.

10.     Consideration given for each security: None.

11.     Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14.   If the security or securities  are exempt from the provisions of section 6
      (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

G.
Exelon Energy Company has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.      Issue, renewal or guaranty: Issue.

3.      Principal amount of each security: $95 million.

4.      Rate of interest per annum of each security: Libor plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: Second and fourth quarter, 2002.

6.      If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: EEI Telecommunications Holdings, LLC.

9.      Collateral given with each security: None.

10.     Consideration given for each security: None.

11.     Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14. If the security or securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

H.
Exelon Enterprises Company, LLC has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.      Issue, renewal or guaranty: Issue.

3.      Principal amount of each security: $11.5 million.

4.      Rate of interest per annum of each security: Libor plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: Third and fourth quarter, 2002.

6.      If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: Unicom Power Holdings, LLC.

9.      Collateral given with each security: None.

10.     Consideration given for each security: None.

11.     Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14. If the security or securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

I.
 Exelon Energy Company has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.      Issue, renewal or guaranty: Issue.

3.      Principal amount of each security: $36 million.

4.      Rate of interest per annum of each security: Libor plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: Second and fourth quarter, 2002.

6.      If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: EEI Telecommunications Holdings, LLC.

9.      Collateral given with each security: None.

10.     Consideration given for each security: None.

11.     Application of proceeds for each security: Working capital.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14. If the security or securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

J.
PEC Financial Services, LLC has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.      Issue, renewal or guaranty: Issue.

3.      Principal amount of each security: $614 million.

4.      Rate of interest per annum of each security: 9.75%.

5.      Date of issue, renewal or guaranty of each security: 2001 and 2002.

6.      If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): 2009.

8. Name of the person to whom each security was issued, renewed or guaranteed: ATNP Finance Company.

9.      Collateral given with each security: None.

10.     Consideration given for each security: None.

11. Application of proceeds for each security: Working capital and loans made to PECO Wireless, LLC.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14. If the security or securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.


15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

K.
PECO Wireless, LLC has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.      Issue, renewal or guaranty: Issue.

3.      Principal amount of each security: $637 million.

4.      Rate of interest per annum of each security: 9.95%.

5.      Date of issue, renewal or guaranty of each security: 2001 and 2002.

6.      If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: EEI Telecommunications Holdings, LLC.

9.      Collateral given with each security: None.

10.     Consideration given for each security: None.

11.     Application of proceeds for each security: Working capital.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14. If the security or securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

                               Exhibit C - Item 19



                   Exelon Corporation and Subsidiary Companies
                           Retained Earnings Analysis
                     For the Quarter Ended December 31, 2002
                                  (In millions)


Beginning Balance                                    $1,830
Net Income                                              397
Reclass Retained Earnings to Common Stock               (43)
Dividends:
  Common Stock                                         (142)
   Ending Balance                                     $2,042




                  PECO Energy Company and Subsidiary Companies
                           Retained Earnings Analysis
                     For the Quarter Ended December 31, 2002
                                  (In millions)


Beginning Balance                                      $347
Net Income                                              148
Reclass Retained Earnings to Common Stock                (7)
Dividends:
   Common Stock                                         (85)
   Preferred Stock                                       (2)
                                                       ----
Ending Balance                                          $401
                                                       ====



                  Commonwealth Edison and Subsidiary Companies
                           Retained Earnings Analysis
                     For the Quarter Ended December 31, 2002
                                  (In millions)


Beginning Balance                                      $480
  Net Income                                            214
  Dividends:
     Common Stock                                      (117)
                                                       ----
Ending Balance                                         $577
                                                       ====

                                Exelon Generation
                           Retained Earnings Analysis
                     For the Quarter Ended December 31, 2002
                                  (In millions)


Beginning Balance                                      $850
  Net Income                                             74
  Dividends:
     Common Stock                                         0
                                                       ----
Ending Balance                                         $924
                                                       ====



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                            PECO Energy Power Company
                           Retained Earnings Analysis
                     For the Quarter Ended December 3, 2002
                                  (In millions)


Beginning Balance                                       $35
  Net Income                                              1
  Dividends:
     Common Stock                                         0
                                                       ----
Ending Balance                                          $36
                                                       ====


                            Susquehanna Power Company
                           Retained Earnings Analysis
                     For the Quarter Ended December 31, 2002
                                  (In millions)


Beginning Balance                                       $31
  Net Income                                              1
  Dividends:
     Common Stock                                         0
                                                       ----
Ending Balance                                          $32
                                                       ====


                          Susquehanna Electric Company
                           Retained Earnings Analysis
                     For the Quarter Ended December 31, 2002
                                  (In millions)


Beginning Balance                                      $ (6)
  Net Income (Loss)                                      (3)
  Dividends:
     Common Stock                                         0
                                                       ----
Ending Balance                                          $(9)
                                                       ====

                                ComEd of Indiana
                           Retained Earnings Analysis
                     For the Quarter Ended December 31, 2002
                                  (In millions)


Beginning Balance                                      $  2
  Net Income                                              0
  Dividends:
     Common Stock                                         0
                                                       ----
Ending Balance                                         $  2
                                                       ====